

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 21, 2010

Ms. Carla Zhou
Chief Financial Officer
NextMart, Inc.
Oriental Plaza Bldg. W3, Twelfth Floor
1 East Chang'an Avenue, Dongcheng District
Beijing, 100738 PRC

> **Re:** **NextMart, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed January 13, 2010**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-26347**

Dear Ms. Zhou:

We have reviewed your supplemental response letter dated May 3, 2010 and have the following comments. As noted in our comment letter dated March 19, 2010, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended September 30, 2009

General

1.   As we previously requested in our letter dated March 19, 2010, please provide us a statement acknowledging your understanding of the rights and responsibilities related to comments, as described within the three bullet points near the end of the letter.

Item 8. Financial Statements and Supplementary Data

Note 3 – Marketable Securities, page 46

2.   We note your response to prior comment four. Please revise your disclosure to clarify that a reclassification adjustment was recorded for the loss and is included in Loss on disposal of discontinued operations. Refer to FASB ASC Section 220-10-45.

3.   We note your response to prior comment five regarding your investment in China Grand
        Resorts. Please provide us the specific evidence you evaluated in determining an
        impairment should not be recorded. Please include in your response the date when you
        evaluated the initial impairment, the length of time and the extent to which the market
        value has been less than your cost, and the financial condition of China Grand Resorts
        including specific events at September 30, 2009, December 30, 2009, and March 31,
        2010 supporting the carrying value of your investment and the conclusion that there was
        no other than temporary impairment. Refer to SAB Topic 5:M. We may have further
        comment.

Note 14 – Non-Monetary Transaction, page 53

4.   Please expand your response to prior comment seven to distinguish the fair value
        assigned to subsidiaries and the fair value assigned to your other assets. Further, please
        explain what "equity value" represents, that is, whether you sold 100% of your common
        stock ownership interest or otherwise. And, please provide the full name of the entity,
        for example "WT", referred to in your response.

5.   We note your response to comment eight. Explain to us why the Nice Show subsidiary
        would have a negative fair value of $39,324 and your GAAP basis behind the debit rather
        than a credit of $4,305,574 when recording the disposal of asset- SNMG as indicated in
        your journal entry. In addition, explain to us where you have recorded the disposal of the
        assets and liabilities of Wuxi, CEAC, Nice show, WB, WT and Credit 114 subsidiaries in
        the entry.

6.   Provide us your calculation of the loss amounts of $4,236,151 and $1,813,840 resulting
        from the disposal of assets and subsidiaries in light of the write-down of assets of SMC,
        SNMG and SNMI totaled $18,001,039. We may have further comment.

7.   We note your response to prior comment 11 and reissue our comment. The subscription
        and asset sale agreement with Hua Hui was entered into on August 1, 2009 and recorded
        as of September 30, 2009 in your audited financial statements. Please explain in further
        detail, why the controlling shareholder, Hua Hui, did not understand the accounting for
        the transaction until several months after it was consummated and tell us the date Hua
        Hui sought to rescind the transaction.   Further, please tell us what consideration you
        have given to your original conclusion on management's evaluation of disclosure
        controls and procedures.

8.   Please explain in greater detail how you will account for the termination of the
        agreement. We note your reference to FASB ASC paragraph 360-10-35-44 regarding an
        entity that decides not to sell a disposal group previously classified as held for sale. In
        your fact pattern, the sale has already occurred and therefore the guidance does not
        appear to apply in your situation. Please advise us how you will specifically measure and
        recognize the assets returned.

Form 8-K/A dated March 31, 2010, filed May 14, 2010

9.   You disclose that under the terms of the amended agreement, you will transfer your 100% owned subsidiary China Cancer Institute Ltd. We note the Asset Exchange and Subscription Agreement Amendment as well as the original agreement refer to Oxus Cancer Research Ltd. Please revise as appropriate.

10.   Further, we note the agreement with Hua Hui refers to Oxus Cancer Research Ltd. as disclosed in the Form 8-K dated March 3, 2010. Please explain whether Oxus Cancer Research Ltd. and China Cancer Institute Ltd. are the same or different entities.

11.   We note you disclose a valuation of the assets sold to Ms. Wang in the amount of $5,391,255 was '[b]ased on a third party valuation report of the assets prepared as of March 31, 2010.' While you are not required to make reference to this independent valuation here, when you do, you should also disclose the name of the expert. If you decide to delete your reference to the independent third party valuation, you should provide disclosures including the method and assumptions used by management when determining the valuation. Please revise.

12.   Please provide a comparison of the original valuation of the assets transferred to Hua Hui in the amount of $7,650,758 and the new valuation of $5,391,255 explaining the differences.

13.   Please explain to us in detail how you will account for the acquisition of assets and the assets yet to be determined that Ms. Wang shall transfer to you within 24 months. Please include in your response the relevant literature supporting your accounting treatment and your proposed journal entries.

14.   Please expand your disclosure under Item 5.01 to furnish the information required by Item 403(c) of Regulation S-K giving effect to the amended agreement.

Form 10-Q for the period ended March 31, 2010

Note 8 – Held for Sale, page 18

15.   Please provide us a comprehensive analysis showing your calculation of the impairment loss on assets held for sale of $5,670,506. Your analysis should begin with the book value of assets transferred to Hua Hui on August 1, 2009 reconciled to your June 30, 2009 financial statements adjusted for losses and impairments recognized to derive the carrying value of the assets currently reflected on your balance sheet as held for sale.

16.   In addition, after the impairment loss, we note the total carrying amount of the assets held for sale (including cash and property, plant and equipment) was $3,804,521 as of March

31, 2010 based on the financial information provided in Note 8. However, you disclosed in Note 1 that the third party valuation of the assets sold to CIGE was $5,391,225 (excluding cash and furniture and equipment etc.) as of March 31, 2010. In this regard, explain to us why the third party valuation was reasonable in light of the large write-down of the assets to fair value during the three-month period ended March 31, 2010.

16. Please revise to provide a description of the assets impaired and the facts and circumstances leading to the impairment.

17. You state the net assets being sold do not include the subsidiaries cash, office furniture and equipment as well as third party debts. We note there is no property and equipment reported on your balance sheet as of March 31, 2010. Since these assets are not included in the assets held for sale, please tell us where you have reflected the office furniture and equipment on your balance sheets.

18. Please explain to us in plain English the exact meaning to "sum value." Clarify for us if you mean book value, fair value or some other measure and revise your disclosure accordingly.

19. Please provide us an aging of the accounts receivable of $374,829 and $1,483,312 as of March 31, 2010 distinguishing amounts at 30 days, 90 days, six months and over one year old categories. Also, advise us in detail the nature of these receivables given you had not reported any revenues since March 31, 2009. We may have further comment.

20. With regards to the amount due from director of $744,228, please tell us the name of the director, whether the director was also an officer, and the nature and date of the transactions giving rise to the receivable, for example, for stock purchases. Refer to SAB Topic 4:E.

21. Please tell us the marketable securities for which you recognized the loss of $352,368 and how you determined the amount of the loss.

22. Please revise to disclose the time period represented by the loss from held for sale operations. That is, please clarify if the loss recognized is from the date the agreement with Hua Hui was rescinded on March 3, 2010 or some other time period. .

23. You disclose the amended agreement with Ms. Wang was effective March 31, 2010. We also note your Form 8-K dated March 31, 2010 that the legal transfer of assets shall occur immediately after the agreement is signed. Please explain to us why you continue to reflect the assets and liabilities transferred as of March 31, 2010. If the Transferred Assets will not be sold to Ms. Wang and actually transferred until such time as you receive the stated consideration from her, or some other date, please revise your disclosure throughout your filing to clarify this fact. Please explain why you have not

disclosed the transfer as a subsequent event if the assets were transferred subsequent to March 31, 2010 and prior to your filing the report,

24.   We note Wang Yihan signed the Form 10-Q for the three-month period ended March 31, 2010. Please advise us when Ms. Wang was appointed Chief Executive Officer and where you disclosed her appointment. Further, please tell us when Liu Menghua, your Chief Executive Officer as of March 30, 2010 was separated from the company and where you disclosed his separation. Refer to Item 5.02 of Form 8-K.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief

cc: Daniel H. Luciano, Esq.